Exhibit 99.1

Wix Reports First Quarter 2019 Results

•	Strong growth continues: Q1 revenue was $174.3 million, up 27% Y/Y and collections were $200.4 million, up 26% Y/Y, both exceeding prior guidance

•	Increasing monetization through new products and pricing drove average revenue per subscription growth of 9% Y/Y

•	Record registered user growth of 6.6 million; added over 180,000 net premium subscriptions

•	Announcing new growth opportunity through investment in the next phase of Customer Solutions

NEW YORK, May 16, 2019 -- Wix.com Ltd. (Nasdaq: WIX) today reported strong financial results for the first quarter ended March 31, 2019, exceeding its prior guidance. In addition, the Company provided its initial outlook for the second quarter 2019 and increased its outlook for revenue and collections for the full year 2019.

“The results this quarter indicate a strong start to the year. It is clear that there continues to be substantial demand for creating an online presence as evidenced by the more than six and a half million new users that registered with Wix in the quarter,” said Avishai Abrahami, Co-founder and CEO of Wix. “We are also excited to create another growth opportunity by investing in the next phase of Customer Solutions. We believe this evolution will drive top line growth through conversion improvements and the sale of new products while increasing our overall level of support. I am very happy with our results this quarter and maintain my resounding excitement for the year ahead.”

Lior Shemesh, CFO of Wix, added, “Our strong top line growth highlights the early success of our strategy to increase collections per subscription, as the trend that we began to see last quarter is continuing as expected. We are raising our outlook for revenue and collections to reflect these early successes we have experienced to start the year.”

Q1 2019 Financial Summary

	Three months ended March 31,
$ in thousands	2018	2019	Y/Y growth	Prior Q1 2019 Outlook
Revenue	$137,775	$174,290	27%	$172,000 – 173,000
Collections	$159,655	$200,379	26%	$196,000 – 197,000
Operating (Loss)	$(18,452)	$(27,792)	NA
Non-GAAP Operating (Loss)	$(762)	$(2,153)	NA
Net Cash Provided by Operating Activities	$24,779	$35,074	42%
Free Cash Flow	$21,421	$30,046	40%

Additional Q1 2019 Results and Highlights

•	Gross margin on a GAAP basis in the first quarter of 2019 was 77%, compared to 79% in the first quarter of 2018
•	Non-GAAP gross margin in the first quarter of 2019, calculated as non-GAAP gross profit as a percent of revenue, was 78%, compared to 80% in the first quarter of 2018
•	GAAP net loss in the first quarter of 2019 was $(30.7) million, or $(0.62) per share, compared to a net loss of $(19.8) million, or $(0.42) per share, for the first quarter of 2018
•	Non-GAAP net income in the first quarter of 2019 was $1.5 million, or $0.03 per share, compared to a non-GAAP net loss of $(2.7) million, or $(0.06) per share for the first quarter of 2018
•
Net cash provided by operating activities in the first quarter of 2019 was $35.1 million, while capital expenditures totaled $5.0 million, leading to free cash flow of $30.0 million, compared to $21.4 million of free cash flow in the first quarter of 2018, a 40% year-over-year increase

•
Added 180,000 net premium subscriptions in the first quarter of 2019 to reach 4.2 million as of March 31, 2019 a 21% increase over the total number of premium subscriptions at the end of the first quarter of 2018

•	Added 6.6 million registered users in the first quarter of 2019. Registered users as of March 31, 2019 were 148 million[1], representing a 19% increase compared to the end of the first quarter of 2018

Recent Business Highlights

•
Building Agency Relationships and Gaining Adoption by Professionals: As highlighted last quarter, we are creating internal teams to build relationships with agencies, designers and developers. These efforts are off to a strong start as tens of thousands of agencies and professionals around the globe use Wix today.

•
New Growth Opportunity with Next Phase of Customer Solutions: Following an initial investment in our Customer Solutions, we gathered data to compare problem-solving support to a more personalized approach. The analyses showed that conversion of users who engaged with the personalized support was multiple times higher than regular conversion on Wix. As a result, we will invest in building the infrastructure to increase our Customer Solutions globally. We believe this investment will provide multiple benefits:

o
Growth of revenue and collections: We expect this expansion to drive additional revenue and collections growth through increases in conversion due to a greater level of personalized support. Agents will be able to spend more time with users not only answering questions but also providing advice on what is needed to finalize and publish a site. Agents will also be able to offer and sell some of the many complementary products we have developed in the last several years including vertical applications, Ascend by Wix, Wix Payments and Wix Logo Maker.

o
Stellar support for our users worldwide: Prior to this expansion, Wix provided support to users primarily in North America during U.S. business hours. We will now be able to provide live phone support to all users around the world, regardless of location, 24 hours a day, 7 days a week.

We expect that this investment will drive incremental collections growth of approximately 5% in 2020, or approximately 3x the investment.

1Beginning in Q1 2019, in reporting Registered Users we will exclude users that initially registered through non-website products and have not yet begun the process of building a website. In Q2-Q4 2018, we included these users in our Registered Users calculation, as the number was immaterial in each of those quarters. Once a user who initially registered through a non-website product begins the process of building a website on Wix, that user will be counted as a Registered User as of that period.

•
Introduced Corvid by Wix: In April, Wix rebranded Wix Code as Corvid by Wix and released a technical preview of an updated version of the advanced developer platform, with new features, tools and functionalities. The new features are designed to solve many of the issues that our community had raised, providing more capabilities and flexibility for developers to enhance their experience and streamline their workflows.

•
Unveiled Plans for New Headquarters in Tel Aviv: In April, Wix announced that it plans to build a new headquarters and campus for employees based in Tel Aviv. The new space will allow Wix to scale our operations in a single location and accommodate growth for years to come. Wix expects to occupy the space in two phases -- phase one in the second half of 2022 and phase two in the second half of 2023.

•
Updated Share Repurchase Authorization: Wix plans to file in the coming days a motion seeking court approval in Israel to re- authorize the Company to repurchase up to $100 million of its ordinary shares from time to time. In accordance with Israeli law, the Company must receive approval from the District Court prior to the implementation of any shareholder distribution program. The current court authorization expires June 30, 2019, and Wix expects it to be re-approved before the expiration. Wix did not repurchase any shares in the quarter ended March 31, 2019.

Financial Outlook

Wix is introducing its outlook for the second quarter 2019. This guidance reflects recent changes in FX rates. Had FX rates stayed constant from when we provided full year guidance in February, we would have further raised Q2 collections guidance by approximately $1 million to $198-200 million.

	Q2 2019 Outlook	Y/Y growth
Revenue	$182 - $184 million	25% - 26%
Collections	$197 - $199 million	23% - 24%

Wix is also updating its outlook for the full year 2019:

•
The updated full year guidance also reflects recent changes in FX rates. Had FX rates stayed constant from when we provided full year guidance in February, we would have further raised FY 2019 collections guidance by approximately $2 million to $824-$832 million

•
This updated guidance also includes the impact of the expansion of our CS operations, which will require an upfront investment of approximately $15 million in 2019. Excluding this investment, our free cash flow guidance for 2019 would be $137-$141 million. On an ongoing basis, we believe these expanded operations will require approximately $20 million annually. We believe this investment will drive incremental collections growth of approximately 5% in 2020

	Updated FY 2019 Outlook	Y/Y growth	Prior FY 2019 Outlook
Revenue	$758 - $763 million	26%	$755 - $761 million
Collections	$822 - $830 million	25% - 26%	$817 - $827 million
Free Cash Flow	$122 - $126 million	20% - 24%	$135 - $140 million

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Thursday, May 16, 2019 to answer questions about the financial and operational performance of the business for the first quarter ended March 31, 2019. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-877-270-2148 (US/ Canada), +1-412-902-6510 (International) or 1-809-212-373 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID WIX. A telephonic replay of the call will be available through May 23, 2019 at 11:59 p.m. ET by dialing +1-877-344-7529 and providing Conference ID 10131101.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.
Wix is leading the way with a cloud-based website development platform for over 150 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, Ascend by Wix and Corvid by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo, Vilnius and Tokyo.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

 To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP net income (loss) per share and free cash flow (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related expenses. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see "Reconciliation of GAAP to Non-GAAP Financial Measures" below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its free cash flow guidance to net cash provided by operating activities because net cash provided by operating activities is not accessible on a forward-looking basis. Items that impact net cash provided by operating activities are out of the Company's control and/or cannot be reasonably predicted. Accordingly, a reconciliation to net cash provided by operating activities is not available without unreasonable effort.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets and attract new customer segments; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our share repurchases made pursuant to our share repurchase plan; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2018 annual report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2019. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)

Revenue	$137,775	$174,290
Cost of revenue	29,044	39,715
Gross Profit	108,731	134,575

Operating expenses:
Research and development	46,502	58,183
Selling and marketing	67,011	85,718
General and administrative	13,670	18,466
Total operating expenses	127,183	162,367
Operating loss	(18,452)	(27,792)
Financial expenses, net	(129)	(1,730)
Other income (expenses)	21	24
Loss before taxes on income	(18,560)	(29,498)
Taxes on income	1,251	1,242
Net loss	$(19,811)	$(30,740)

Basic and diluted net loss per share	$(0.42)	$(0.62)
Basic and diluted weighted-average shares used to compute net loss per share	46,827,425	49,562,367

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	March 31,
	2018	2019
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$331,057	$348,088
Short term deposits	349,619	348,355
Restricted cash and deposit	1,149	1,149
Marketable securities	22,992	49,863
Trade receivables	13,528	18,391
Prepaid expenses and other current assets	11,939	19,530
Total current assets	730,284	785,376

Long Term Assets:
Property and equipment, net	21,947	23,707
Marketable securities	47,225	41,265
Prepaid expenses and other long-term assets	3,065	3,021
Intangible assets and goodwill, net	42,229	41,497
Operating lease assets	-	58,467
Total long-term assets	114,466	167,957

Total assets	$844,750	$953,333

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$45,567	$49,465
Employees and payroll accruals	32,036	36,145
Deferred revenues	227,226	250,495
Accrued expenses and other current liabilities	35,564	39,509
Operating lease liabilities	-	15,344
Total current liabilities	340,393	390,958

Long term deferred revenues	12,494	15,314
Long term deferred tax liability	602	824
Convertible senior notes	337,777	342,895
Long term loan	1,219	1,219
Long term operating lease liabilities	-	43,421
Total long term liabilities	352,092	403,673

Total liabilities	692,485	794,631

Shareholders' Equity
Ordinary shares	88	90
Additional paid-in capital	472,239	507,767
Other comprehensive loss	(1,691)	(44)
Accumulated deficit	(318,371)	(349,111)
Total shareholders' equity	152,265	158,702

Total liabilities and shareholders' equity	$844,750	$953,333

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(19,811)	$(30,740)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,897	2,658
Amortization	588	732
Share based compensation expenses	15,674	24,907
Amortization of debt discount and debt issuance costs	-	5,117
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	(352)	489
Amortization of premium and discount and accrued interest on marketable securities, net	(33)	51
Deferred income taxes, net	(98)	131
Decrease (increase) in trade receivables	188	(4,693)
Increase in prepaid expenses and other current and long-term assets	(9,272)	(7,199)
Increase (decrease) in trade payables	(444)	4,550
Increase in employees and payroll accruals	8,453	8,012
Increase in short term and long term deferred revenues	21,880	26,089
Increase in accrued expenses and other current liabilities	6,109	4,970
Net cash provided by operating activities	24,779	35,074
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	13,774	26,775
Investment in short-term deposits and restricted deposits	(26,779)	(26,000)
Investment in marketable securities	(3,403)	(27,923)
Proceeds from marketable securities	2,940	7,455
Purchase of property and equipment	(3,211)	(4,830)
Capitalization of software development costs	(147)	(198)
Acquisition of Intangible assets	-	-
Payment for Businesses acquired	-	-
Net cash used in investing activities	(16,826)	(24,721)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	10,304	6,678
Net cash provided by financing activities	10,304	6,678
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,257	17,031
CASH AND CASH EQUIVALENTS—Beginning of period	85,230	331,057
CASH AND CASH EQUIVALENTS—End of period	$103,487	$348,088

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)
Revenues	$137,775	$174,290
Collections	$159,655	$200,379
Free Cash Flow	$21,421	$30,046
Number of registered users at period end (*)	125,189	148,363
Number of premium subscriptions at period end (*)	3,454	4,164

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)
Revenues	$137,775	$174,290
Change in deferred revenues	21,880	26,089
Collections	$159,655	$200,379

TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended
	March 31,
	2018	2019
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$1,079	$1,311
Research and development	8,485	12,256
Selling and marketing	2,042	4,748
General and administrative	4,068	6,592
Total share based compensation expenses	15,674	24,907
(2) Amortization	588	732
(3) Acquisition related expenses	1,428	0
(4) Amortization of debt discount and debt issuance costs	-	5,117
(5) Non-operating foreign exchange expenses (income)	(566)	1,452
Total adjustments of GAAP to Non GAAP	$17,124	$32,208

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)
Gross Profit	$108,731	$134,575
Share based compensation expenses	1,079	1,311
Amortization	142	142
Non GAAP Gross Profit	109,952	136,028

Non GAAP Gross margin	80%	78%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)
Operating loss	$(18,452)	$(27,792)
Adjustments:
Share based compensation expenses	15,674	24,907
Amortization	588	732
Acquisition related expenses	1,428	-
Total adjustments	$17,690	$25,639

Non GAAP operating income (loss)	$(762)	$(2,153)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME/(LOSS) AND NON-GAAP NET INCOME/(LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)
Net loss	$(19,811)	$(30,740)
Share based compensation expense and other Non GAAP adjustments	17,124	32,208
Non-GAAP net income/(loss)	$(2,687)	$1,468

Basic Non GAAP net income/(loss) per share	$(0.06)	$0.03
Weighted average shares used in computing basic Non GAAP net income/(loss) per share	46,827,425	49,562,367

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)
Net cash provided by operating activities	$24,779	$35,074
Capital expenditures, net	(3,358)	(5,028)
Free Cash Flow	$21,421	$30,046

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended
	March 31,
	2018	2019
	(unaudited)

Basic and diluted weighted average number of shares outstanding	46,827,425	49,562,367
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,588,308	8,237,537
Restricted share units	2,192,784	2,342,469
	57,608,517	60,142,373

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	June 30, 2019		December 31, 2019
	Low	High	Low	High

Projected revenues	182,000	184,000	758,000	763,000
Projected change in deferred revenues	15,000	15,000	64,000	67,000
Projected collections	$197,000	$199,000	$822,000	$830,000